Exhibit 99.2
press release

ArcelorMittal reshaping digital backbone with Microsoft Cloud and AI

3 August 2026, 08:30 CET

ArcelorMittal today announces an expansion of its collaboration with Microsoft, accelerating the company's transformation into a data-driven, AI-enabled organization and strengthening the digital foundation that underpins its industrial competitiveness.

This latest announcement anchors ArcelorMittal's "Cloud First, Data Centric" strategy, with Microsoft Azure as the company's primary cloud computing platform. Azure will serve as the backbone for modernizing core IT systems, consolidating data into a single trusted foundation, and deploying advanced analytics and AI at scale across global systems and business processes.

ArcelorMittal will integrate Microsoft Fabric, Purview and Foundry among other Azure infrastructure services to deliver solutions that:

•Scale digital innovation, accelerating the delivery of AI-powered solutions to the business;
•Strengthen cyber security, system reliability, and resilience across the enterprise;
•Drive operational efficiency and reduce dependency on legacy IT systems.

Together, these advances will empower ArcelorMittal to turn data into a strategic asset, enabling faster, smarter decisions and sustained competitive advantage as the company advances its long-term digital transformation.

Commenting, Nik Puri, Chief Information Officer at ArcelorMittal:

"At ArcelorMittal, technology is central to how we compete, a driver of performance, innovation and lasting advantage. Our expanded relationship with Microsoft is not simply about modernizing systems; it's about fundamentally reshaping our IT operating model, embedding data and AI into the core of how we run our IT estate. Our focus is clear: efficiency at scale, faster and smarter decisions, and positioning ArcelorMittal at the forefront of digital transformation in the global steel industry."

Samer Abu- Ltaif, President, Europe, Middle East and Africa at Microsoft added:

"The most ambitious companies are moving beyond experimenting with AI to build their business around it from the ground up. ArcelorMittal is doing exactly that: not simply adding AI to existing processes but using a trusted cloud and data foundation on Azure to reshape how a modern industrial enterprise operates. We're excited to support ArcelorMittal as it shapes what an AI-first future looks like for global manufacturing.”

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com